13014428

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2013
WASH, D.C.
193

RECEIVED
2013 AUG 20 PM 2:27

DO
9/11/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC TM

SEC FILE NUMBER
8-49409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North, Suite B, Bldg 600
(No. and Street)

Wichita (City) Kansas (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
9/20/13
KW
9/20/13

OATH OR AFFIRMATION

I, Earle W. Evans, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. McCULLOUGH
Notary Public - State of Kansas
My Appt. Expires 2/26/2014

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VESTECH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2013

VESTECH SECURITIES, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Vestech Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. as of June 30, 2013, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 28, 2013

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2013

ASSETS

Receivable from broker-dealers and clearing organizations	$ 35,081
Deposit with clearing organization	15,003
Investment advisory fees receivable	6,366
Receivable from related party	15,600
Other assets	3,407
Stockholder note receivable	4,894
Total Assets	$ 80,351

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Bank overdraft	$ 406
Accounts payable and accrued expenses	11,244
Commissions payable	35,230
Total liabilities	46,880
Stockholder's equity:	
Common stock, no par, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Paid-in capital	45,902
Retained deficit	(13,431)
Total stockholder's equity	33,471
Total Liabilities and Stockholder's Equity	$ 80,351

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended June 30, 2013

Revenues:	
Commissions income	$ 158,112
Investment advisory fees	296,389
Other revenue	831
Total revenues	455,332
Expenses:	
Commissions and clearance paid other brokers	227,621
Salaries and other employment costs	158,032
Rent	10,597
Communications	8,374
Bad debt expense	25,151
Other expenses	51,375
Total expenses	481,150
Loss before income taxes	(25,818)
Provision for income taxes	-
Net loss	$ (25,818)

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2013

	Common Stock Shares Issued	Common Stock	Paid-In Capital	Retained Deficit	Total
Balance at June 30, 2012	1,000	$ 1,000	$ 40,002	$ 12,387	$ 53,389
Stockholder Contributions			5,900		5,900
Net loss				(25,818)	(25,818)
Balance at June 30, 2013	1,000	$ 1,000	$ 45,902	$ (13,431)	$ 33,471

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2013

Balance at June 30, 2012	$ -
Increases	-
Decreases	-
Balance at June 30, 2013	$ -

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2013

Cash flows from operating activities:	
Net loss	$ (25,818)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Bad debt expense	25,151
(Increase) decrease in assets:	
Receivable from broker-dealers and clearing organizations	3,895
Deposit with clearing organization	(1)
Investment advisory fees receivable	(6,366)
Related party receivable	(15,600)
Other assets	772
Increase (decrease) in liabilities:	
Bank overdraft	406
Accounts payable and accrued expenses	(30,029)
Commissions payable	35,230
Net cash provided (used) by operating activities	(12,360)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-
Cash flows from financing activities:	
Collections on stockholder note receivable	3,000
Capital contributions	5,900
Net cash provided (used) by financing activities	8,900
Net decrease in cash and cash equivalents	(3,460)
Cash and cash equivalents at beginning of year	3,460
Cash and cash equivalents at end of year	$ -

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Notes to Financial Statements
June 30, 2013

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Vestech Securities, Inc. (the "Company") is a broker-dealer in securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company is a Kansas corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and direct participation program brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a Registered Investment Adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in Kansas.

Reclassifications

Certain reclassifications have been made to prior period stockholder's equity accounts to conform with the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred. As of June 30, 2013, the Company's Property and equipment of $6,927 had been fully depreciated.

Revenue Recognition

Security transactions and the related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

Investment advisory and wrap management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Note 1 - Summary of Significant Accounting Policies, continued

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income Taxes

The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the stockholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Kansas. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state income tax returns are subject to examination by the respective state and local authorities for up to four years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2013 the Company had net capital of approximately $2,904 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 16.14 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Clearing Deposit

The Company maintains a deposit account with Maplewood Investment Advisors, Inc. ("Maplewood") as part of the Company's contract for services. Maplewood requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2013, the balance of the clearing deposit was $15,003.

Note 5 - Related Party Transactions

The Company has one stockholder who owns 100% of the Company. As of June 30, 2013, the Company advanced a total of $4,894 to the stockholder. The note is unsecured, bears interest at 3% per annum, and has no definite repayment terms. The Company has accrued interest receivable of $1,169 on the advance as of June 30, 2013, which is recorded in other assets on the Statement of Financial Condition.

The Company has a receivable of $15,600 due from an affiliate for expenses paid on behalf of the affiliate. The receivable has been collected in full.

During the year ended June 30, 2013, the Company wrote off notes receivable from related parties, totaling $25,151, as these were deemed to be uncollectible.

Note 6 - Operating Lease

The Company leases office space in Wichita, Kansas under a long-term non-cancelable lease from a related party which expires on June 30, 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the lease was $10,597 for the year ended June 30, 2013.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year:

Year Ending June 30,	
2014	$ 10,377
2015	10,377
2016	10,377
2017	10,377
2018	9,512
	$ 51,020

Note 7 - Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

FINRA Audit

The Company is currently undergoing a field audit conducted by FINRA in relation to the Company's failure to meet its net capital requirements in May and June 2013. As of the date of these financial statements, FINRA has not communicated any results of the audit nor has FINRA reported any possible fine or sanctions related to the net capital violation.

Note 7 - Commitments and Contingencies, continued

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Going Concern

As shown in the financial statements, the Company has incurred operating net losses and has a net capital deficiency as of June 30, 2013. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the retirement industry. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management has taken steps to increase the Company's net capital and to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties. The Company's stockholder intends to contribute additional capital and/or defer future direct compensation as needed to fund the operations of the Company.

Note 9 - Subsequent Event

As of June 30, 2013, the Company's net capital computed under the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934 was below the required minimum. On July 11, 2013, the Company collected its investment advisory fees receivable of $6,366, which were unallowable for net capital purposes as of June 30, 2013. This raised the Company's net capital above the required minimum. Also, in July and August 2013, the Company collected the amounts receivable from related party of $15,600, which also increased the Company's net capital.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2013

Schedule I

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 33,471
Deductions and/or charges:		
Non-allowable assets:		
Investment advisory fees receivable	$ 6,366	
Receivable from related party	15,600	
Other assets	3,407	
Stockholder note receivable	4,894	30,267
Net capital before haircuts on securities positions		3,204
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Deposit with clearing organization		(300)
Net capital		$ 2,904

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Bank overdraft	$ 406
Accounts payable and accrued expenses	11,244
Commissions payable	35,230
Total aggregate indebtedness	$ 46,880

Schedule I (continued)

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,125
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital below the required minimum	$ (2,096)
Ratio: Aggregate indebtedness to net capital	16.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Focus IIA	$ 3,208
Increase in unallowable receivables	(149)
Increase in accounts payable and accrued expenses	(155)
Net capital per the audited report	$ 2,904

Schedule II

VESTECH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

June 30, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Vestech Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Vestech Securities, Inc. (the "Company"), as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company's including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of our procedures performed in our audit of the financial statements of Vestech Securities, Inc. as of and for the year ended June 30, 2013, and this report does not effect our report thereon dated August 28, 2013. The following summarizes the material weakness communicated to management in our letter dated August 28, 2013:

- The Company failed to maintain adequate net capital at year end and at various times during the year and as a result filed inaccurate FOCUS reports with the SEC and the Financial Industry Regulatory Authority;
- The Company failed to properly calculate allowable assets for net capital computations at year-end;
- The Company failed to properly accrue certain expenses at year end.

Management is in the process of revising its procedures to monitor and manage the Company's net capital and ensure compliance with the SEC's net capital rules under Rule 15c3-1. It is management's intention to amend its prior FOCUS reports as determined necessary.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 28, 2013